UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 13, 2026

Sizzle Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42583	37-2148817
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4201 Georgia Avenue NW

Washington DC 20011
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +1 (202) 846-0300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	SZZLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SZZL	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	SZZLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the BCA but does not purport to describe all of the terms thereof. Sizzle II shareholders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the BCA, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the BCA.

General Description of the BCA

On April 13, 2026, Sizzle Acquisition Corp. II, a Cayman Islands exempted company (“Sizzle II”), and Trasteel Holding S.A., a Luxembourg company (the “Company”), entered into a Business Combination Agreement (the “BCA”), to which, upon execution and delivery of a joinder thereto, each of (i) a to-be-formed Luxembourg corporation in the form of a public limited liability company (société anonyme) to be registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) (“Pubco”) and (ii) a to-be-formed Cayman Islands exempted company that will be a wholly-owned subsidiary of Pubco (“Merger Sub”) will become a party.

Upon the consummation of the transactions contemplated by the BCA (the “Closing”), (a) Pubco will acquire all of the issued and outstanding ordinary shares of the Company (the “Company Ordinary Shares”) from the Company’s shareholders (the “Sellers”) in exchange for ordinary shares, par value $0.0001 per share, of Pubco (“Pubco Ordinary Shares”), the Company shall become a wholly-owned subsidiary of Pubco and the Sellers shall become shareholders of Pubco (the “Share Exchange”); and (b) Merger Sub will merge with and into Sizzle II, with Sizzle II continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Merger, and together with the Share Exchange and the other transactions contemplated by the BCA, the “Transactions”), and with Sizzle II securityholders receiving Pubco Ordinary Shares.

Under the BCA, immediately prior to the Closing, each outstanding private and publicly traded unit of Sizzle II will be automatically separated into its component securities, consisting of one Class A ordinary share, par value $0.0001 per share, of Sizzle II (collectively, “Sizzle II Class A Ordinary Shares”) and one right entitling the holder thereof to receive one-tenth of one Sizzle II Class A Ordinary Share (collectively, “Sizzle II Rights”), and thereafter Sizzle II Rights will be aggregated per holder and converted into Sizzle II Class A Ordinary Shares in accordance with their terms. Also, immediately prior to the Closing, each issued and outstanding Class B ordinary share, par value $0.0001 per share (collectively, “Sizzle II Class B Ordinary Shares”), of Sizzle II will be automatically converted into one Sizzle II Class A Ordinary Share. At the Closing, each Sizzle II Class A Ordinary Share (including converted Sizzle II Rights and Sizzle II Class B Ordinary Shares) will be cancelled in exchange for the right of the holder thereof to receive one Pubco Ordinary Share.

In order to exchange their Company Ordinary Shares for Pubco Ordinary Shares in accordance with the BCA, the Sellers will each sign a separate Share Exchange Agreement (each, a “Share Exchange Agreement”) with Sizzle II, Pubco and the Company after the Registration Statement (as defined below) becomes effective.

Transaction Consideration

At the Closing, upon the terms and subject to the conditions set forth in the BCA, the Sellers shall receive in the aggregate for all of their Company Ordinary Shares $800,000,000 in Pubco Ordinary Shares, with each Pubco Ordinary Share valued for such purposes at $10.00 per share (such Pubco Ordinary Shares, the “Exchange Shares”).

Representations and Warranties

The BCA contains a number of representations and warranties made by the Company, Sizzle II and Pubco as of the date of such agreement (or, with respect to Pubco, as of the date that it executes and delivers a joinder to the BCA) or other specific dates solely for the benefit of certain of the parties to the BCA, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as hereinafter defined), knowledge and other qualifications contained in the BCA or in information provided pursuant to certain disclosure schedules to the BCA. “Material Adverse Effect” as used in the BCA means with respect to the relevant party, subject to certain customary exceptions, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole. The representations and warranties made under the BCA will not survive the Closing.

In the BCA, Sizzle II made certain customary representations and warranties to the Company and Pubco, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and Sizzle II financials; (7) absence of certain changes; (8) compliance with laws; (9) actions; orders; permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) the Investment Company Act of 1940; (16) finders and brokers; (17) certain business practices; (18) insurance; (19) information supplied; (20) trust account; and (21) independent investigation.

In the BCA, upon its execution and delivery of joinder to the BCA, Pubco will make certain customary representations and warranties to the Company and Sizzle II, including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) ownership of Exchange Shares; (7) Pubco and Merger Sub activities; (8) finders and brokers; (9) the Investment Company Act of 1940; (10) information supplied; and (11) independent investigation.

In the BCA, the Company made certain customary representations and warranties to Sizzle II and Pubco including among others, related to the following: (1) organization and standing; (2) authorization; binding agreement; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) business insurance; (23) top customers and suppliers; (24) certain business practices; (25) the Investment Company Act of 1940; (26) finders and brokers; (27) information supplied; and (28) independent investigation.

Covenants of the Parties

The BCA contains certain customary covenants for transactions of this type by each of the parties during the period between the signing of the BCA and the earlier of the Closing or the termination of the BCA in accordance with its terms (the “Interim Period”), including, among others, covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business, in compliance with law, and using commercially reasonable efforts to preserve their respective organizations and relationships and maintain appropriate insurance coverage; (3) the Company’s obligation to deliver financial statements; (4) Sizzle II’s obligations with respect to its public filings and Nasdaq listing; (5)  no insider trading; (6) notifications of certain events; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) post-closing indemnification of directors and officers and tail insurance; (12) use of trust proceeds after the Closing; (13) new employment agreements; (14) tax matters; (15) obtaining Company shareholder approval and execution of Share Exchange Agreements; and (16) formation of Pubco and Merger Sub.

Sizzle II and the Company will be subject to a customary “no shop” between the signing of the BCA and Closing which will preclude them from soliciting or discussing competing transactions with other potential parties. However, the Company is permitted to: (i) solicit, negotiate and consummate up to $75 million in debt financing (the “Bridge Debt Financing”), which may be convertible into Pubco Ordinary Shares after the Closing (“Convertible Bridge Debt Financing”), from certain specified investors that the Company had already been in conversations with prior to the signing of the non-binding letter of intent by Sizzle II and the Company; and (ii) continue exploring its existing acquisition pipeline, but may not, without Sizzle II’s prior written consent, enter into any binding or non-binding agreement in principle, letter of intent or definitive agreement with respect to any potential acquisition, or make any SEC or other governmental filing with respect thereto.

The Company agreed to use its reasonable best efforts to deliver to Sizzle II financial statements for the fiscal years ended December 31, 2024 and December 31, 2025 audited by a Public Accounting Oversight Board (“PCAOB”) qualified auditor in accordance with PCAOB standards (collectively, the “PCAOB Audited Company Financials”) as promptly as reasonably practicable after the date of the BCA, but no later than July 31, 2026 (the “PCAOB Audit Delivery Date”).

The parties also agreed to ensure Pubco’s board of directors immediately after the Closing consists of seven (7) directors, a majority of which will be independent under the requirements of the Applicable Exchange (as defined below) (i) with the Company being entitled to nominate and appoint five (5) directors (of which at least three (3) must qualify as independent directors under the requirements of the Applicable Exchange); (ii) with Sizzle II being entitled to nominate and appoint one (1) director (who must qualify as an independent director under the requirements of the Applicable Exchange); and (iii) one (1) additional director to be mutually agreed by Sizzle II and the Company prior to the Closing (who must qualify as an independent director under the requirements of the Applicable Exchange).

The parties further agreed that prior to the Closing, Pubco will approve and adopt, subject to Sizzle II shareholder approval, an equity plan (the “Pubco Equity Plan”), in form and substance reasonably satisfactory to the Company and Sizzle II. The Pubco Equity Plan will have an initial share reserve of fifteen percent (15%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing.

Sizzle II, Pubco and the Company also agreed to jointly prepare, and Pubco will file with the Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Pubco Ordinary Shares to be issued in connection with the Transactions. The Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Sizzle II for the matters relating to the Transactions to be acted on at the special meeting of the shareholders of Sizzle II and providing Sizzle II’s public shareholders with an opportunity to participate in the redemption of their Sizzle II Class A Ordinary Shares in connection with the Closing in accordance with the requirements of Sizzle II’s organizational documents and initial public offering prospectus (the “Redemption”).

The parties agreed to use their reasonable best efforts to cause Sizzle II, Pubco and/or the Company to enter into binding commitments (“Financing Agreements”) with investors for aggregate equity financing proceeds of at least $75,000,000 (the “PIPE Financing”), on such terms, conditions and structuring (whether equity, convertible preferred equity, convertible debt, non-redemption/backstop arrangements or otherwise) as Sizzle II and the Company shall mutually agree. Bridge Debt Financing is explicitly excluded from the PIPE Financing and any PIPE Financing will be on top of any Bridge Debt Financing.

Survival and Indemnification

None of the representations and warranties of the parties to the BCA will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing.

None of the covenants and agreements of the parties contained in the BCA will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing, except that those covenants and agreements that by their terms are required to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

The BCA does not permit recourse against anyone other than the parties to the BCA.

Conditions to Closing

The BCA contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties): (i) approval of the shareholders of Sizzle II and the shareholders of the Company of the Transactions and the other matters requiring shareholder approval; (ii) any required approvals of governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transactions; (iv) appointment of Pubco’s board of directors as contemplated under the BCA; (v) amendment and restatement of Pubco’s articles of association in a form to be mutually agreed by Sizzle II and the Company acting reasonably; (vi) the Registration Statement having become effective and remaining effective in accordance with the Securities Act; and (vii) approval of Pubco’s listing application on either Nasdaq or NYSE American, as mutually determined by the Company and Sizzle II in good faith (the “Applicable Exchange”).

In addition, unless waived by the Company and Pubco, the obligations of the Company, Pubco and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Sizzle II of customary certificates and other Closing deliverables: (i) the representations and warranties of Sizzle II being true and correct as of the date of the BCA and as of the Closing (subject to certain materiality qualifiers); (ii) Sizzle II having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the BCA required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Sizzle II since the date of the BCA which is continuing and uncured; (iv) each of the Insider Letter Amendment (as defined below) and the Sponsor Support Agreement (as defined below) being in full force and effect; (v) the Company having received copies of the duly executed Founder Registration Rights Agreement Amendment (as defined below); and (vi) Sizzle II and Pubco collectively having an aggregate amount of cash and cash equivalents, including funds remaining in the trust account after giving effect to the completion and payment of the Redemption, but prior to the payment of any expenses or other liabilities of the parties due at the Closing, that when added to the aggregate gross proceeds of all PIPE Financing and/or any bridge financing (other than the Bridge Debt Financing), equal to at least $75,000,000 (the “Minimum Cash Condition”).

Unless waived by Sizzle II, the obligations of Sizzle II to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by the Company, Pubco and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of the Company, Pubco and Merger Sub being true and correct as of the date of the BCA (or with respect to Pubco and Merger Sub, as of the date that they execute and deliver a joinder to the BCA) and as of the Closing (subject to certain materiality qualifiers); (ii) the Company, Pubco and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the BCA required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Company or Pubco since the date of the BCA which is continuing and uncured; (iv) each of the Lock-Up Agreements (as defined below), the Company Support Agreements (as defined below) and the Insider Letter Amendment being in full force and effect; (v) Sizzle II having received duly completed and executed Share Exchange Agreements from all Company securityholders as of the Closing; and (vi) Sizzle II having received copies of the duly executed Seller Registration Rights Agreement (as defined below) and Founder Registration Rights Agreement Amendment.

Termination

The BCA may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Sizzle II and the Company; (ii) by either Sizzle II or the Company if any of the conditions to Closing have not been waived or satisfied by the later of (A) October 10, 2026 and (B) four (4) months after the date on which the PCAOB Audited Company Financials are delivered to Sizzle II (the “Outside Date”), so long as the terminating party’s breach was not the cause of the failure to close; (iii) by either Sizzle II or the Company if a governmental authority of competent jurisdiction issues an order or takes other action permanently preventing the Transactions and such order has become final and non-appealable; (iv) by the Company, if there has been a material breach by Sizzle II of any of its representations, warranties, covenants or agreements that would result in the failure of the related closing condition, and such breach is incapable of being cured or is not cured within twenty (20) days after written notice (and the Company is not also in material uncured breach); (v) by Sizzle II to the Company, if there has been a breach by the Company, Pubco or Merger Sub of any of their respective representations, warranties, covenants or agreements that would result in the failure of the related closing condition, and such breach is incapable of being cured or is not cured within twenty (20) days after written notice (and Sizzle II is not also in material uncured breach); (vi) by Sizzle II if there has been a Material Adverse Effect on the Company or Pubco following the date of the BCA which is uncured and continuing; (vii) by either Sizzle II or the Company if the required approval of Sizzle II’s shareholders is not obtained at the Sizzle II shareholder meeting; (viii) by either Sizzle II or the Company if the required approval of the Company’s shareholders is not obtained at the meeting of Company shareholders to be called in accordance with the BCA; and (ix) by Sizzle II if the Company has not delivered the PCAOB Audited Company Financials by the PCAOB Audit Delivery Date, as such date may be extended upon the Company’s reasonable request and prior written consent (not to be unreasonably withheld, delayed or conditioned) of Sizzle II (provided that such termination right may no longer be exercised after the Company has delivered the PCAOB Audited Company Financials).

If the BCA is terminated, all further obligations of the parties under the BCA (except for certain obligations related to publicity, confidentiality, waiver of claims against the trust account, fees and expenses, termination and general provisions) will terminate, and no party to the BCA will have any further liability to any other party thereto except for liability for willful breach or fraud prior to termination.

Trust Account Waiver

The Company agreed (and upon their execution and delivery of a joinder to the BCA, Pubco and Merger Sub will agree) that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Sizzle II’s trust account (including any distributions therefrom) held for its public shareholders, and irrevocably waived (and with respect to Pubco and Merger Sub, will waive) any right to make any claim against the trust account (including any distributions therefrom to Sizzle II’s public shareholders).

Governing Law

The BCA is governed by New York law. The state and federal courts located in New York, New York will have exclusive jurisdiction over any disputes arising out of or relating to the BCA.

A copy of the BCA is filed with this Current Report on Form 8-K (this “Form 8-K”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the BCA is qualified in its entirety by reference thereto.

The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The BCA has been filed with this Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Sizzle II, the Company, Pubco, Merger Sub or any other party to the BCA. In particular, the representations, warranties, covenants and agreements contained in the BCA, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the BCA, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the BCA. In addition, the representations, warranties, covenants and agreements and other terms of the BCA may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the BCA, which subsequent information may or may not be fully reflected in Sizzle II’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the BCA (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements, or forms thereof, in their entirety.

Sponsor Support Agreement

Contemporaneously with the execution of the BCA, Sizzle II, the Company and VO Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to support the Transactions and to vote all of its Sizzle II shares in favor of the BCA and the Transactions. The Sponsor also agreed to take certain other actions in support of the BCA and the Transactions and to refrain from taking such actions that would adversely impede the ability of the parties to perform the BCA. The Sponsor also agreed in the Sponsor Support Agreement to waive certain of the antidilution protections contained in Sizzle II’s amended and restated articles and memorandum of organization with respect to its Sizzle II Class B Ordinary Shares. The Sponsor Support Agreement also prevents transfers of Sizzle II securities held by the Sponsor between the date of the Sponsor Support Agreement and the date of the Closing or earlier termination of the BCA unless it is to a permitted transferee who executes a joinder to the Sponsor Support Agreement.

A copy of the Sponsor Support Agreement is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Contemporaneously with the execution of the BCA, each of the Company’s shareholders entered into a lock-up agreement with Sizzle II (each, a “Lock-Up Agreement”), to which Pubco will become a party after its formation by executing and delivering a joinder agreement thereto. Pursuant to each Lock-Up Agreement, the applicable Company shareholder agreed not to, during the period commencing from the Closing and ending the earlier of (i) 6 months after the date of the Closing and (ii) subsequent to the Closing, the date on which the Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their shares for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Pubco Ordinary Shares received in the Share Exchange, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, or (C) publicly disclose the intention to do any of the foregoing (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A form of Lock-Up Agreement is filed as Exhibit 10.2 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Company Support Agreements

Contemporaneously with the execution of the BCA, each of the Company’s shareholders entered into a Company Support Agreement (each, a “Company Support Agreement”) with Sizzle II and the Company pursuant to which, among other things, each such Company shareholder agreed to support the Transactions and vote all of their Company securities in favor of the BCA and the Transactions and to execute and deliver a Share Exchange Agreement after the effectiveness of the Registration Statement. Each Company shareholder also agreed to take certain other actions in support of the BCA and the Transactions and to refrain from taking such actions that would adversely impede the ability of the parties to perform the BCA.  The Company Support Agreement also prevents transfers of Company securities held by the Company shareholder between the date of the Company Support Agreement and the date of the Closing or earlier termination of the BCA unless it is to a permitted transferee who executes a joinder to the Company Support Agreement.

A form of Company Support Agreement is filed as Exhibit 10.3 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Company Support Agreement is qualified in its entirety by reference thereto.

Insider Letter Amendment

Contemporaneously with the execution of the BCA, Sizzle II, the Sponsor and the officers and directors of Sizzle II and any other holders of Sizzle II Class B Ordinary Shares entered into an amendment (the “Insider Letter Amendment”) to the letter agreement entered into by them at Sizzle II’s initial public offering (the “Insider Letter”), to which Pubco will become a party after its formation by executing and delivering a joinder agreement thereto. Under the Insider Letter Amendment, the Insider Letter was amended so that (i) Pubco will be given the right to enforce the terms of Sections 1 and 8 of the Insider Letter against the Sizzle II insiders party thereto, (ii) at the Closing, Pubco will assume and be assigned the rights and obligations of Sizzle II under the Insider Letter, and (iii) effective as of the Closing, the lock-up applicable to each Sizzle II insider for any Pubco shares that they receive in the Merger (including for their Sizzle II Class A Ordinary Shares and Sizzle II Rights) will be changed to the earlier of (A) six (6) months after the Closing and (B) subsequent to the Closing, the date on which the Pubco consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property.

A copy of the Insider Letter Amendment is filed as Exhibit 10.4 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the Insider Letter Amendment is qualified in its entirety by reference thereto.

Seller Registration Rights Agreement

At or prior to the Closing, Pubco and the Sellers will enter into a Registration Rights Agreement, in substantially the form attached to the BCA (the “Seller Registration Rights Agreement”), which will become effective at the Closing. Pursuant to the Seller Registration Rights Agreement, each Seller party thereto will be granted registration rights with respect to their Pubco Ordinary Shares to be received in the Transactions which rights will have substantially the same priorities and registration rights as the Sponsor and the other “Holders” under the Founder Registration Rights Agreement (as amended by the Founder Registration Rights Agreement Amendment).

The form of Seller Registration Rights Agreement is filed as Exhibit 10.5 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Seller Registration Rights Agreement is qualified in its entirety by reference thereto.

Founder Registration Rights Agreement Amendment

At or prior to the Closing, Pubco, Sizzle II, the Sponsor, Cantor Fitzgerald & Co (the “Underwriter Representative”) and the other “Holder” parties to that certain Registration Rights Agreement, dated as of April 1, 2025 (the “Founder Registration Rights Agreement”), by and among Sizzle II, the Sponsor, the Underwriter Representative and the other “Holder” parties thereto will enter into an amendment to the Founder Registration Rights Agreement, in substantially the form attached to the BCA (the “Founder Registration Rights Agreement Amendment”), which will become effective as of the Closing. Pursuant to the Founder Registration Rights Agreement Amendment, Pubco will assume Sizzle II’s obligations under the Founder Registration Rights Agreement, as amended, the rights under such agreement will apply to the Pubco securities received in the Transactions and the rights of the “Holder” parties thereunder will be pari passu with the rights of the Sellers under the Seller Registration Rights Agreement.

The form of Founder Registration Rights Agreement Amendment is filed as Exhibit 10.6 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Founder Registration Rights Agreement Amendment is qualified in its entirety by reference thereto.

Share Exchange Agreement

The Company agreed in the BCA to use its reasonable best efforts to deliver to Sizzle II as promptly as practicable after the effectiveness of the Registration Statement a Share Exchange Agreement for each Company securityholder, completed and duly executed by such Company securityholder, the Company and Pubco. In the Share Exchange Agreements, each Company securityholder party thereto will make certain customary representations, warranties and covenants in the Share Exchange Agreement relating to the Transactions and will agree to transfer their shares to Pubco in exchange for their pro rata portion of the Exchange Shares.

The form of Share Exchange Agreement is filed as Exhibit 10.7 to this Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Share Exchange Agreement is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

In connection with the Transactions, Pubco intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement to be sent to Sizzle II shareholders and a prospectus for the registration of Pubco securities in connection with the Transactions (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, its definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle II as of the record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of Sizzle II and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle II, the Company, Pubco and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp. II, 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in the Solicitation

This Form 8-K is not a solicitation of a proxy from any investor or securityholder. Sizzle II, the Company, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle II’s shareholders in connection with the Transactions. Sizzle II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle II in Sizzle II’s Annual Report on Form 10-K, as amended, filed with the SEC on March 12, 2026 (the “Sizzle II Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle II’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions, accompanying the Registration Statement that Pubco intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transactions will likewise be included in that Registration Statement. You may obtain copies of these documents, once available, at the SEC’s website at www.sec.gov or by directing a request to the address provided above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle II’s, the Company’s and/or Pubco’s actual results may differ from each of their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters are used in this Form 8-K, such terms, among others, are used in the context of making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the Transactions in a timely manner or at all; the risk that the Transactions or other business combination may not be completed by any deadline included in Sizzle II’s organizational documents and the potential failure to obtain an extension of any business combination deadline; the outcome of any government or regulatory action on inquiry, or legal proceedings, that may be commenced in respect to Sizzle II, the Company, Pubco or others following the announcement of the Transactions and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Transactions, including the approval of the Transactions by the shareholders of Sizzle II or the Minimum Cash Condition; the inability of the parties to raise all or any portion of the contemplated PIPE Financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA relating to the Transactions; the ability to list on the Applicable Exchange or to meet the Applicable Exchange listing standards or requirements following the consummation of the Transactions; the effect of the announcement or pendency of the Transactions on the Company’s or Sizzle II’s business relationships, operating results, or other current plans and operations of the Company or Sizzle II; the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably; the possibility that the Company, Pubco and Sizzle II may be adversely affected by other economic, business, and/or competitive factors; the Company’s, Pubco’s and Sizzle II’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth of Pubco or any of its subsidiaries, or Sizzle II or the Company, including the timing of the completion of the Transactions; the Company’s, Sizzle II’s and/or Pubco’s ability to execute on their business plans and strategy; the expected use of proceeds from the Transactions; and those factors discussed in the Sizzle II Form 10-K under the heading “Risk Factors,” and other documents Sizzle II has filed, or that Sizzle II or Pubco will file, with the SEC, or others will file in connection with the Transactions, including the Registration Statement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above, and other documents filed by Sizzle II and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that none of Sizzle II, the Company or Pubco presently know, or that Sizzle II, the Company or Pubco currently believe are immaterial, or other risk, which in each case could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Form 8-K. None of Sizzle II, the Company nor Pubco undertakes any obligation to publicly revise any forward–looking statements to reflect events or circumstances that arise after the date of this Form 8-K, except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of April 13, 2026, by and among Sizzle II, the Company and, upon the execution and delivery of joinder agreements thereto, Pubco and Merger Sub
10.1	Sponsor Support Agreement, dated as of April 13, 2026, by and among Sizzle II, the Company and the Sponsor
10.2	Form of Lock-Up Agreement, dated as of April 13, 2026, by and among Sizzle II, the holder of Company Ordinary Shares named therein, and upon execution and delivery of a joinder agreement thereto, Pubco
10.3	Form of Company Support Agreement, dated as of April 13, 2026, by and among Sizzle II, the Company and the holder of Company Ordinary Shares named therein
10.4	Insider Letter Amendment, dated as of April 13, 2026, by and among Sizzle II, the Sponsor and the officers and directors of Sizzle II
10.5	Form of Seller Registration Rights Agreement
10.6	Form of Founder Registration Rights Agreement Amendment
10.7	Form of Share Exchange Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIZZLE ACQUISITION CORP. II

Date: April 17, 2026	By:	/s/ Steve Salis
		Name:	Steve Salis
		Title:	Chief Executive Officer